AgiiPlus Inc.

Level B1, Building 3, No. 1-10

Lane 1500, Kongjiang Rd.

Yangpu, Shanghai 200093

People’s Republic of China

November 6, 2024

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Benjamin Holt
Isabel Rivera

Re:	AgiiPlus Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form F-1
Filed on September 16, 2022
File No. 333-267461

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), AgiiPlus Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-267461) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2022, together with all exhibits, amendments and post-effective amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

AgiiPlus Inc.

By:	/s/ Jing Hu
Jing Hu
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC